Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St., Park Rehovot

Rehovot 7638517, Israel

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PROXY STATEMENT

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SPECIAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene, the Company, our Company, we, us, or with similar expressions, to be voted at the Special General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Special General Meeting of Shareholders that was published by the Company on October 6, 2026. The Meeting will be held at 1:00 p.m. (Israel time) on, November 10, 2026, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

A copy of the foregoing notice of special general meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.2 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about October 12, 2026.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on October 12, 2026, the record date for the Meeting (to which we sometimes refer as the Record Date). You can vote your shares by attending the Meeting or by following the instructions under “Overview of Special General Meeting-How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	The approval of the election to the Company’s board of directors, or the Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the initial shareholder directors, consisting of: (i) Oz Adler; and (ii) Dr. Adi Zuloff-Shani.

2.	Subject to the approval of Proposal No. 3, the election to the Company’s Board, to serve as directors of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of the additional shareholder directors, consisting of: (i) Itay Maroz; and (ii) Shahar Zadok.

3.	The approval of a cooperation agreement, or the Cooperation Agreement, between L.I.A. Pure Capital Ltd., Invest-Pro Shukai Hon Ltd., or the Shareholders, on one hand, and the Company, on the other hand, or the Cooperation Agreement Proposal in the form attached as Annex A to this Proxy Statement.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that (i) on Proposal No. 1, you vote “FOR” the approval of election of directors to the Board, (ii) on Proposal No. 2, you vote “FOR” the approval of election of directors to the Board, and (iii) on Proposal No. 3, you vote “FOR” the approval of the cooperation agreement.

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Meeting, we urge you to vote your shares promptly. You may vote by completing, signing, dating, and returning the enclosed proxy card or voting instruction form, or by voting via the Internet or telephone as described in this Proxy Statement.

OVERVIEW OF SPECIAL GENERAL MEETING

Attendance at Meeting

The Meeting will be held at 1:00 p.m. (Israel time) on, November 10, 2026, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel. Shareholders who would like to receive directions to the venue of the Meeting may contact our VP Finance, Polina Ravzin, via email to polina.ravzin@evogene.com.

Shareholders of record at the close of business on the Record Date (October 12, 2026) are entitled to attend and vote at the Meeting. To be admitted to the Meeting and to vote in person, shareholders must present the following documentation:

Registered Holders (holders of record)

If you hold ordinary shares registered directly in your name with our transfer agent, you must present:

•	Valid government-issued photo identification (such as a passport, driver’s license, or Israeli identity card (teudat zehut)); and

•	Evidence of your shareholding as of the Record Date, which may be verified against the Company's register of shareholders maintained by the transfer agent.

Beneficial Holders (street name holders - shares held through a broker, bank, or other nominee)

If you hold ordinary shares in “street name” through a broker, bank, or other financial intermediary, you must present:

•	Valid government-issued photo identification (such as a passport, driver’s license, or Israeli identity card (teudat zehut));

•	A “legal proxy” issued by your broker, bank, or other nominee of record, assigning to you the right to vote the shares at the Meeting; or, alternatively, a letter or account statement from your broker, bank, or nominee confirming your beneficial ownership of ordinary shares as of the Record Date; and

•	If your shares are held through a member of the Tel Aviv Stock Exchange, a confirmation of ownership (ishur ba'alut) issued by the applicable TASE member, as required under the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000, confirming that you are the beneficial owner of such shares as of the Record Date.

Additional Information

The Company reserves the right to require additional documentation or verification as it may reasonably deem necessary to confirm the identity and eligibility of any person seeking admission to the meeting. Shareholders who do not present adequate identification and proof of ownership will not be admitted to the Meeting. If you have questions regarding the documentation required for attendance, please contact our VP Finance, Polina Ravzin, via the email provided above, or consult your broker or nominee.

Quorum

Under our Amended and Restated Articles of Association, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company. If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing at least twenty-five percent (25%) of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

As of the close of business on October 5, 2026, we had 18,053,071 ordinary shares issued and outstanding, such that if that were to remain the number of outstanding ordinary shares as of the October 12, 2026 record date for the Meeting, the presence of 4,513,268 ordinary shares at the scheduled date for the Meeting would constitute a quorum under the Articles.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal (excluding abstentions) is required for the approval of each proposal, or a Regular Majority.

In connection with the Cooperation Agreement Proposal all members of the Company’s board of directors, or the Board, at the time of approval of the Cooperation Agreement, disclosed their potential personal interest in the Cooperation Agreement, due to such personal interest, the Cooperation Agreement Proposal is submitted for shareholder approval.

The Cooperation Agreement Proposal is submitted for shareholder approval following review and approval by our audit committee (which determined it to be an extraordinary transaction), and our Board, both unanimously, approved the proposal and recommended that you vote in favor of the above proposals which are described in detail below.

While the Company considers it unlikely that as of the date hereof, any of its shareholders is a controlling shareholder, in the event that, as of the Record Date, or at any time prior to and as of the date of the Meeting, the Company determines that one of its shareholders, alone or together with other shareholders, is considered a controlling shareholder having a personal interest in the approval of the Cooperation Agreement, then the fulfillment of the following conditions for the approval of Proposal No. 3 will be required: (i) the majority vote obtained in favor of the Cooperation Agreement Proposal also includes a majority of the votes cast by shareholders who do not have a personal interest in the approval of such proposal and/or who are not controlling shareholders of the Company (in each case within the meaning of the Companies Law 5759-1999, or the Companies Law), not taking into account abstentions and broker non-votes; or (ii) the total number of votes cast against the Cooperation Agreement Proposal by the shareholders referred to in clause (i) above does not exceed 2% of the aggregate voting rights in the Company.

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of Evogene. In determining whether a vote cast by proxy is disinterested, the conflict of interest/“personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/personal interest in the matter being voted upon.

Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the Cooperation Agreement Proposal, a person who holds 25% or more of the voting rights at the general meeting of Evogene if there is no other person who holds more than 50% of the voting rights of Evogene. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Under Israeli law, under certain circumstances every voting shareholder is required to notify the Company whether such shareholder is a controlling shareholder or has a personal interest in the approval of a proposal (each such shareholder, an Interested Shareholder). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

In order for the Company to assess whether one of its shareholders, alone or together with other shareholders, is considered an Interested Shareholder, you are required to advise if you believe that you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority tally, and not for or against the special tally under Proposal No. 3), by notifying the Company via registered mail to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, or via e-mail: polina.ravzin@evogene.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 12, 2026, or which appear in the participant listing of a securities depository on that date.

Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting (as described above under “Attendance at Meeting”). If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel-Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com. Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, Equinity. The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”. Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, or email it to us at: polina.ravzin@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 p.m., Eastern time, on November 9, 2026, for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 9:00 a.m., Israel time, on November 10, 2026. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card. If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal 1, 2 or 3, your shares will be voted “FOR” those proposals, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on you directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on November 9, 2026, to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on October 6, 2026 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (October 12, 2026). Please then deliver, mail (via registered mail), or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot, Rehovot 7638517, Israel, Attention: Polina Ravzin, VP Finance, or via e-mail: polina.ravzin@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 9:00 a.m., Israel time, on November 10, 2026) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than forty-eight (48) hours before the time fixed for the Meeting (i.e., by 01:00 p.m., Israel time, on November 8, 2026). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 12, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

Assistance

If you have questions about any of the proposals to be voted on at the Meeting, if you need additional copies of this Proxy Statement or the enclosed proxy card or voting instruction form, or if you need assistance in submitting your proxy or voting your shares, please contact Polina Ravzin, VP Finance, e-mail address: polina.ravzin@evogene.com.

PROPOSAL 1

ELECTION OF INITIAL SHAREHOLDER DIRECTORS

Background

Under our Articles and the Israeli Companies Law, 5759-1999, or the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders.

Under our Articles, the Board may appoint a director to the Board either to fill a position that has become vacant for any reason whatsoever or as an additional director, provided that the number of directors will not exceed the maximum number of members of the Board under our Articles as a result of such appointment. Any Director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly qualified.

Under the Companies Law and our Articles, the re-election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Israeli Companies Law Leniency Governing Board

In May 2016 we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, including our compliance with Nasdaq audit committee and compensation committee composition requirements, with which we currently comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.

The Shareholder Demand and Cooperation Agreement; Appointment of Initial Shareholder Directors

For more information on the Shareholder Demand and Cooperation Agreement, please see Proposals No. 2 and 3.

Concurrently with the execution of the Cooperation Agreement, the remaining members of the Board appointed Dr. Adi Zuluf-Shani and Mr. Oz Adler, or the Initial Shareholder Directors, as nominees of the Shareholders, to serve as members of the Board pursuant to Section 19.6 of the Articles. Following those appointments, the Board consists of seven members.

According to Section 19.6 to the Articles the appointments of Dr. Zuluf-Shani and Mr. Adler remain in force until the earlier of the first annual or special general meeting of shareholders following their appointment. Therefore, the Company’s shareholders are now requested to approve the election of the Initial Shareholder Directors.

Biographical Information for the Initial Shareholder Directors

The following biographical information regarding the Initial Shareholder Directors is based on information provided to the Company by the Shareholders and the applicable director nominees.

Mr. Oz Adler, CPA, age 39, has served as Chief Executive Officer of SciSparc Ltd. (Nasdaq: SPRC), a clinical-stage pharmaceutical company, since January 2022, and as its Chief Financial Officer since April 2018. From September 2017 to March 2018, Mr. Adler served as Vice President of Finance of SciSparc. From December 2020 to April 2021, Mr. Adler served as Chief Financial Officer of Xylo Technologies Ltd. (formerly Medigus Ltd.) (Nasdaq: XYLO). From December 2012 to August 2017, Mr. Adler worked in the audit department of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, where he served as a Manager and was responsible for auditing large local and international public companies and private companies, preparing financial statements under IFRS and U.S. GAAP, and advising on capital markets transactions including IPOs and prospectus offerings. Mr. Adler currently serves as Chairman of the Board of Directors of Jeffs' Brands Ltd. (Nasdaq: JFBR), Chairman of the Board of Directors of IM Cannabis Corp., and Chairman of the Board of Directors of Fort Technology, Inc., Nexera Technologies Ltd., and Polyrizon Ltd. He also serves as a member of the board of directors of Rail Vision Ltd. (Nasdaq: RVSN), Clearmind Medicine, Inc. (Nasdaq: CMND), and Charging Robotics Ltd. Mr. Adler previously served on the board of directors of Elbit Imaging Ltd. (TASE: EMITF) from August 2021 to October 2022. Mr. Adler is a Certified Public Accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management Academic Studies, Israel. The Shareholders believe Mr. Adler is qualified to serve as a director of the Company based on his extensive involvement in several public companies, his significant experience in corporate governance, financial oversight, and regulatory compliance, and his broad managerial, financial, tax, and accounting expertise.

Dr. Adi Zuloff-Shani, Ph.D., age 58, has served as Chief Executive Officer of Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage psychedelic pharmaceutical biotech company focused on the development of novel therapeutics for addictions and mental disorders such as alcohol use disorder, since July 2021. Since February 2016, Dr. Zuloff-Shani has also served as Chief Technologies Officer of SciSparc Ltd. (Nasdaq: SPRC) (formerly Therapix Biosciences Ltd.), where she has led the development of pharmaceutical products for the U.S., EU, and Israeli markets for several indications including Tourette syndrome, obstructive sleep apnea, agitation in Alzheimer's disease, autism spectrum disorder, and pain. From October 2012 to March 2016, Dr. Zuloff-Shani served as Vice President of Development at Macrocure Ltd. (Nasdaq: MCUR), where she led all research and development activities, including oversight of clinical and regulatory affairs, quality assurance, operations, and intellectual property activities. From October 2008 to September 2012, she served at Macrocure in roles including product export lead and head of new initiatives. Dr. Zuloff-Shani currently serves as a member of the Scientific Advisory Board of Save Foods, Inc. (Nasdaq: SVFD). Dr. Zuloff-Shani holds a Bachelor of Science degree in Biology (graduated with Honor), a Master of Science degree in Immunology (graduated with Honor), and a Doctor of Philosophy (Ph.D.) degree in Human Biology and Immunology, all from Bar-Ilan University, Israel. She has more than 25 years of experience as a research and development executive in the biotechnology and healthcare industries and has expertise in biological products and advanced therapies, clinical drug development, regulatory interactions (FDA, EMA), and global team management. Dr. Zuloff-Shani successfully brought products from bench to market. The Shareholders believe Dr. Zuloff-Shani is qualified to serve as a director of the Company based on her deep scientific expertise and extensive industry experience directly relevant to the Company's field of activity in computational biology and life sciences, which would strengthen the Board's ability to evaluate the Company's technology, strategic direction, and long-term growth opportunities.

Independence

Each of the Initial Shareholder Directors has affirmed in a Director and Officer questionnaire that he or she qualifies prospectively as an independent director of the Company under the Listing Rules of the Nasdaq Stock Market. In addition, none of the Initial Shareholder Directors identified relationships that would disqualify him or her from serving as an independent member of the audit committee or compensation committee of the Board under the applicable Nasdaq Listing Rules and Exchange Act rules.

Similarly, none of the Initial Shareholder Directors has identified relationships that would disqualify him or her from serving as an independent member of the audit or compensation committees of the Evogene Board, as determined in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively.

If the Initial Shareholder Directors are elected hereunder, and if the Additional Shareholder Directors are elected under Proposal No. 2 (and subject to the approval of Proposal No. 3), the Evogene Board will consist of: Mr. Oz Adler, Mr. Ofer Haviv, Mr. Itay Maroz, Mr. Nir Nimrodi, Mr. Leon Y. Recanati, Mr. Shahar Zadok, and Dr. Adi Zulof-Shani, who shall hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles.

Each nominee for election as a director has consented to be named and has agreed to serve as a director, if elected.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Proposed Resolutions

At the Meeting, we will ask shareholders to adopt the following resolution:

“RESOLVED, that the election of Mr. Oz Adler and Dr. Adi Zuloff-Shani, to serve as directors of Evogene Ltd. until the next annual general meeting of shareholders of Evogene Ltd. and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

Required Vote

The election of each of Mr. Oz Adler and Dr. Adi Zuloff-Shani requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this Proposal No. 1, excluding abstentions and broker non-votes.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the election of Mr. Oz Adler and Dr. Adi Zuloff-Shani as the Initial Shareholder Directors.

PROPOSAL 2

ELECTION OF ADDITIONAL SHAREHOLDER DIRECTORS

Background

Under our Articles and the Companies Law, our Board must consist of not less than three and no more than seven directors, and each member of our Board is subject to election on an annual basis, for a term that concludes at the next annual general meeting of shareholders.

Under our Articles, the Board may appoint a director to the Board either to fill a position that has become vacant for any reason whatsoever or as an additional director, provided that the number of directors will not exceed the maximum number of members of the Board under our Articles as a result of such appointment. Any Director so appointed will remain in office until the earlier of the first annual or special general meeting of shareholders following his or her appointment and until his or her successor is duly qualified.

Under the Companies Law and our Articles, the re-election of each director requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Israeli Companies Law Leniency Governing Board

In May 2016 we elected to be governed by an exemption under the Companies Law regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, including our compliance with Nasdaq audit committee and compensation committee composition requirements, with which we currently comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.

The Shareholder Demand and Cooperation Agreement

On July 10, 2026, the Company received a demand, or the Demand Letter from L.I.A Pure Capital Ltd. and Invest Pro Shukai Hon Ltd., or the Shareholders, as shareholders of the Company, holding shares representing at least 10% of the outstanding voting power of Evogene, demanding that the Company convene a special general meeting of shareholders. The agenda for such meeting would include the removal of each of the current members of the Board, other than Mr. Ofer Haviv, and the replacement of such members with the four individuals comprising the Pure Capital Slate, consisting of (a) Mr. Itay Maroz, (b) Mr. Shahar Zadok, (c) Mr. Oz Adler, and (d) Dr. Adi Zuluf-Shani, or the Shareholder Directors. In response to this demand, the Board convened an annual general meeting of shareholders, or the Annual General Meeting, to enable shareholders to consider the nominees proposed by the Demanding Shareholders, opposed to the nominees proposed by the Board, consisting of: (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, the Company’s CEO and President.

At the Annual General Meeting, the Company’s slate of director nominees was elected. Following the Annual General Meeting, the Shareholders asserted various claims concerning the voting results of the Annual General Meeting, as published by the Company in its Report of Foreign Private Issuer on Form 6-K dated September 4, 2026. On September 8, 2026, the Shareholders also delivered a letter to the Company regarding their intention to commence a special tender offer pursuant to Section 328 of the Israeli Companies Law.

On September 9, 2026, Mr. Yoshinori Oikawa and Dr. Yael Margolin each notified the Board of their resignation from the Board. Neither Mr. Oikawa’s nor Dr. Margolin’s resignation was related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. In accordance with the Cooperation Agreement, Mr. Oikawa and Dr. Margolin are referred to as the Departing Directors.

Following these events, the Company and the Shareholders engaged in discussions and negotiations concerning ways to protect and advance the interests of the Company and its shareholders, including through certain changes to the composition of the Company’s Board, the continued promotion of the Company’s current business and other related matters.

As a result of these discussions and negotiations, the Company and the Shareholders entered into a Cooperation Agreement, dated as of October 6, 2026, or the Cooperation Agreement. The Cooperation Agreement provides, among other things, for certain Board composition and governance arrangements. The effectiveness of certain provisions of the Cooperation Agreement, including the election of Directors contemplated by this Proposal No. 2, is subject to the approval of the Cooperation Agreement pursuant to Proposal No. 3.

Pursuant to the Cooperation Agreement, Mr. Dan Falk and Dr. Adrian Percy, who are referred to therein as the Replaced Directors, delivered resignation letters that are contingent only upon the election of the Shareholder Directors, as described below. Mr. Nir Nimrodi, Mr. Ofer Haviv and Mr. Leon Y. Recanati are referred to in the Cooperation Agreement as the Continuing Directors. The Continuing Directors are expected to remain on the Board for a transition period currently expected to be up to six months, unless otherwise agreed by the Board in consultation with the Shareholders.

Appointment of Initial Shareholder Directors

Concurrently with the execution of the Cooperation Agreement, the remaining members of the Board appointed Dr. Adi Zuluf-Shani and Mr. Oz Adler, or the Initial Shareholder Directors, as nominees of the Shareholders, to serve as members of the Board pursuant to Section 19.6 of the Articles. Following those appointments, the Board consists of seven members. Under Proposal No. 1, we are requesting our shareholders to elect the Initial Shareholder Directors to the Company’s Board.

Election of Additional Shareholder Directors

Subject to and conditioned upon the approval of the Cooperation Agreement pursuant to Proposal No. 3, the Company is asking shareholders to elect Mr. Itay Maroz and Mr. Shahar Zadok, or the Additional Shareholder Directors, as nominees of the Shareholders, to serve as members of the Board in place of the Replaced Directors. Immediately before the election of the Additional Shareholder Directors (if so elected), the resignations of the Replaced Directors will become effective.

Following the approval of the election of the Initial Shareholder Directors pursuant to Proposal No.1, the approval of the Cooperation Agreement pursuant to Proposal No. 3 and the election of the Additional Shareholder Directors pursuant to this Proposal No. 2, the Board will consist of seven members: the three Continuing Directors, the two Initial Shareholder Directors and the two Additional Shareholder Directors.

The Cooperation Agreement further provides that, following the transition period described above, if any Continuing Director has not tendered his resignation from the Board, the Board may convene a general meeting of shareholders to remove that Continuing Director or to elect a slate of directors that does not include that Continuing Director.

The Cooperation Agreement provides that the Shareholders will use reasonable efforts, in their capacity as shareholders, including, as applicable, by applying their voting rights, to accommodate and advance the continued operation of the Company’s current business.

Biographical Information for the Additional Shareholder Directors

The following biographical information regarding the Additional Shareholder Directors is based on information provided to the Company by the Shareholders and the applicable director nominees.

Mr. Itay Maroz has served as a member of the board of directors of Formula Systems (1985) Ltd. (Nasdaq: FORTY; TASE: FRMSY), a global information technology holding company, since June 2024. Mr. Maeroz is a Del. Certified Public Accountant Qualification (Non-practicing). Since September 2021, Mr. Maroz has served as Chief Executive Officer and Chief Operating Officer of Skyter Technologies Ltd., an AdTech company based in Tel Aviv, Israel, developing technologies and applications in the field of personal search and news aggregation. From January 2012 to July 2022, Mr. Maroz served as Chief Executive Officer of WhiteSmoke, Inc., a publicly traded software company. Prior to that, from April 2008 to December 2011, he served as Chief Financial Officer of WhiteSmoke, Inc. Earlier in his career, Mr. Maroz served as Controller/Chief Financial Officer of Brooks-Keret (2007), as an independent financial consultant (2003-2006), and as a Controller at Versaware (2001-2002). Mr. Maroz began his career as a Certified Public Accountant at Ernst & Young (EY) in Israel, where he served from 1998 to 2001. Mr. Maroz holds a B.A. in Business and Accounting from the Israeli College of Management. The Shareholders believe Mr. Maroz is qualified to serve as a director of the Company based on his extensive financial and business expertise, his experience as a chief executive officer of a publicly traded technology company, and his current service on the board of directors of a Nasdaq-listed holding company.

Mr. Shahar Zadok is a partner at a public relations firm in Israel, where he specializes in public relations and investor relations (PR/IR), with particular expertise in corporate communications, investor engagement, and capital markets communications. Mr. Zadok is also a member of the founding team and Business Growth Task Force of the Israel Sweden Chamber of Commerce, a position he has held since April 2023. His professional focus areas include information security, venture capital, startups, investments, public relations, media, and public affairs. The Shareholders believe Mr. Zadok is qualified to serve as a director of the Company based on his extensive experience in public and investor relations, his expertise in capital markets communications, and his ability to enhance the Board's oversight of corporate communications and shareholder engagement.

Independence

Each of the Additional Shareholder Directors has affirmed in a Director and Officer questionnaire that he qualifies prospectively as an independent director of the Company under the Listing Rules of the Nasdaq Stock Market. In addition, none of the Additional Shareholder Directors identified relationships that would disqualify him from serving as an independent member of the audit committee or compensation committee of the Board under the applicable Nasdaq Listing Rules and Exchange Act rules.

Similarly, none of the Additional Shareholder Directors has identified relationships that would disqualify him from serving as an independent member of the audit or compensation committees of the Evogene Board, as determined in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively.

If the Additional Shareholder Directors are elected hereunder (and subject to the approval of Proposal No. 3), and if the Initial Shareholder Directors are elected under Proposal No. 1, the Evogene Board will consist of: Mr. Oz Adler, Mr. Ofer Haviv, Mr. Itay Maroz, Mr. Nir Nimrodi, Mr. Leon Y. Recanati, Mr. Shahar Zadok, and Dr. Adi Zulof-Shani, who shall hold office until our next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or termination based on applicable law or the provisions of our Articles.

Each nominee for election as a director has consented to be named and has agreed to serve as a director, if elected.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A prospective nominee must declare to a company, inter alia, that he or she complies with the above-mentioned requirements and provide details supporting his or her qualification. Each of the proposed nominees has provided the requisite declaration to our Company, a copy of which is available for inspection at our offices in Rehovot, Israel.

Proposed Resolutions

At the Meeting, subject to and conditioned upon the approval of Proposal No. 3 we will ask shareholders to adopt the following resolution:

“RESOLVED, that the election of Mr. Itay Maroz and Mr. Shahar Zadok to serve as directors of Evogene Ltd. until the next annual general meeting of shareholders of Evogene Ltd. and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, be, and hereby is, approved in all respects.”

Required Vote

The election of each of Mr. Maroz and Mr. Zadok requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this Proposal No. 2, excluding abstentions and broker non-votes.

The election contemplated by this Proposal No. 2 is subject to and conditioned upon the approval of the Cooperation Agreement pursuant to Proposal No. 3. If Proposal No. 3 is not approved, the election of the Additional Shareholder Directors pursuant to this Proposal No. 2 will not become effective.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the election of Mr. Itay Maroz and Mr. Shahar Zadok as the Additional Shareholder Directors, subject to and conditioned upon the approval of Proposal No. 3.

PROPOSAL 3

APPROVAL OF COOPERATION AGREEMENT

Background

On July 10, 2026, the Shareholders delivered the Demand Letter to the Company, demanding that the Company convene a special general meeting of shareholders to consider, among other matters, the removal of certain directors and the election of director nominees designated by the Shareholders. On July 31, 2026, the Company published an invitation to the Annual General Meeting. The Annual General Meeting was held on September 4, 2026, and the Company’s slate of director nominees was elected. Following the Annual General Meeting, the Company received an additional letter from the Shareholders containing claims and allegations concerning, among other things, the voting results of the Annual General Meeting, which were published by the Company in its Report of Foreign Private Issuer on Form 6-K dated September 4, 2026. On September 8, 2026, the Shareholders also delivered a letter to the Company titled “Evogene - Special Tender Offer,” regarding their intention to commence a special tender offer pursuant to Section 328 of the Israeli Companies Law.

Thereafter, the Company and the Shareholders commenced negotiations and discussions regarding ways to protect and advance the interests of the Company and its shareholders, including through certain changes to the composition of the Company’s Board, the continued promotion of the Company’s current business and other related matters. In the course of those discussions, the Shareholders discussed with certain members of the Board potential plans to support the Company’s intended strategic and operational objectives.

Following these negotiations and discussions, the Company and the Shareholders entered into a Cooperation Agreement, dated as of October 6, 2026 (in the form attached to the Proxy Statement as Annex A). The Cooperation Agreement was entered into without any admission by any party of any claim, allegation, liability or responsibility and is intended to resolve the matters addressed therein, including through mutual waivers and releases, while providing for certain Board composition, governance and other arrangements. The Board believes that entering into the Cooperation Agreement is in the best interests of the Company and its shareholders, and will allow the Company to avoid a costly dispute that would harm the business of the Company and its shareholders. By entering into the Cooperation Agreement, the Company may be able to advance its business ventures for the benefit of its shareholders.

The Cooperation Agreement is subject to approval by the shareholders of the Company at the Meeting as contemplated by this Proposal No. 3.

Board Matters

Director Resignations and Continuing Directors. Prior to the execution of the Cooperation Agreement, the Departing Directors resigned from the Board, all committees of the Board and all positions with the Company and any of its subsidiaries. Neither of the Departing Directors’ resignations was related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Following the resignations of the Departing Directors, the Board consisted of the Continuing Directors, and the Replaced Directors, and together with the Departing Directors, the Outgoing Directors. Assuming the Cooperation Agreement is approved at the Meeting, the Continuing Directors will remain on the Board for a transition period currently expected to be up to six months, unless otherwise agreed by the Board in consultation with the Shareholders. Following that transition period, if any Continuing Director has not tendered his resignation from the Board, the Board may convene a general meeting of shareholders to remove that Continuing Director, either by proposing a resolution to remove such director or by proposing the election of a slate of directors that does not include such Continuing Director.

Initial Shareholder Directors. Concurrently with the execution of the Cooperation Agreement, the remaining members of the Board appointed the Initial Shareholder Directors, as nominees of the Shareholders to serve as members of the Board pursuant to Section 19.6 of the Company’s Amended and Restated Articles of Association, or the Articles. Following these appointments, the Board consists of seven members.

General Meeting and Additional Shareholder Directors. Pursuant to the Cooperation Agreement, the Company agreed to convene the Meeting, at which the shareholders are being asked to consider the approval of the following: (i) the election of Mr. Oz Adler and Dr. Zuloff-Shani, as the Initial Shareholder Directors, as nominees of the Shareholders, (ii) the Cooperation Agreement and, (iii) subject to and conditioned upon the approval of the Cooperation Agreement, the election of Mr. Itay Maroz and Mr. Shahar Zadok, as the Additional Shareholder Directors, as nominees of the Shareholders, to serve as members of the Board in place of the Replaced Directors.

On the effective date of the Cooperation Agreement, the Company agreed to provide the Shareholders with true and correct copies of the resignation letters of each Replaced Director, which resignation letters are contingent only upon the election of the Additional Shareholder Directors pursuant to Proposal No. 2. Immediately prior to the election of the Additional Shareholder Directors (if so elected), the resignations of the Replaced Directors will become effective.

Following approval of the Cooperation Agreement pursuant to this Proposal No. 3, and subject to the election of the Additional Shareholder Directors pursuant to Proposal No. 2, the Board will consist of seven members: the three Continuing Directors, the two Initial Shareholder Directors and the two Additional Shareholder Directors.

The parties acknowledge in the Cooperation Agreement that these Board-related provisions are intended to accommodate and facilitate an appropriate transition among the members of the Board, to ensure ongoing guidance and supervision of the Company and its business by the Board, and to support the continued operation of the Company’s current business.

Shareholder Undertakings and Standstill

The Shareholders have undertaken, in their capacity as shareholders, to use reasonable efforts, including, as applicable, by applying their voting rights, to accommodate and advance the continued operation of the Company’s current business.

Concurrently with the execution of the Cooperation Agreement, the Shareholders agreed to withdraw their September 8, 2026 letter titled “Evogene - Special Tender Offer” with respect to their intention to commence a special tender offer, or the Special Tender Offer. During the 60-day period following the effective date of the Cooperation Agreement, the Shareholders agreed not to take any action to commence the Special Tender Offer or any other special tender offer. The Cooperation Agreement does not limit the Shareholders’ right to acquire additional shares of the Company.

During the same 60-day period, the Company agreed not to, and to cause its agents not to, issue ordinary shares or securities convertible into ordinary shares, including through its at-the-market facility, other than issuances to employees in the ordinary course of business and in line with prior business practice.

Subject to the foregoing, each party agreed that, during the term of the Cooperation Agreement, it shall not, and shall cause its affiliates and representatives not to, directly or indirectly, take any action intended to, or that would reasonably be expected to, circumvent, nullify or undermine the intent and purpose of the Cooperation Agreement; provided, however, that the foregoing shall not restrict the Board from acting in accordance with its fiduciary duties under applicable law; provided, further, that, for the avoidance of doubt, nothing in the Cooperation Agreement, shall be construed to obligate any of the Shareholders to vote for or against any proposal at the General Meeting. The Shareholders undertook not to take any action aimed at amending, postponing, or modifying the proxy materials relating to the General Meeting as long as no other shareholder takes such action.

Representations

The Shareholders each represented and warranted, among other things, that neither of them nor any of their affiliates has paid or will pay compensation to any Initial Shareholder Director or Additional Shareholder Director in connection with such person’s service on the Board or any committee thereof.

Mutual Non-Disparagement

The Cooperation Agreement includes, subject to customary exceptions, mutual non-disparagement covenants under which each party agreed that neither it nor any of its subsidiaries, controlled affiliates, officers, directors or legal and other advisors will publicly criticize, disparage, call into disrepute, defame or slander the other persons specified in the Cooperation Agreement in a manner that could reasonably be expected to damage their business, goodwill or reputation.

Miscellaneous Provisions

The Cooperation Agreement may be amended only by a written agreement executed by the parties. For so long as at least one Continuing Director serves on the Board, an amendment or waiver or consent by the Company requires the signature of one of the Continuing Directors on behalf of the Company. In addition, the rights of persons benefiting from the waiver and release provisions of the Cooperation Agreement may not be amended, cancelled or otherwise affected without such person’s prior written approval.

The Cooperation Agreement will remain in effect until the earliest of: (i) the mutual written agreement of the parties to terminate the Cooperation Agreement, subject to the Continuing Director signature requirement described above for so long as at least one Continuing Director serves on the Board; (ii) a material breach by a party of its obligations under the Cooperation Agreement that remains uncured for three days after written notice from the non-breaching party; or (iii) the failure to obtain shareholder approval of the matters set forth in this Proxy Statement within 60 days after the effective date of the Cooperation Agreement.

Waiver and Release

As of the effective date of the Cooperation Agreement, each Shareholder, severally, has agreed to irrevocably and unconditionally waive, release, acquit and forever discharge the Company and the other persons specified in the Cooperation Agreement from claims arising at any time prior to and including the time the Meeting takes place in connection with the Demand Letter, the Annual General Meeting, the Special Tender Offer, the Cooperation Agreement and related matters, including claims relating to the service of the Departing Directors, Continuing Directors and Replaced Directors as directors of the Company.

As of the effective date of the Cooperation Agreement, the Company has agreed to irrevocably and unconditionally waive, release, acquit and forever discharge the Shareholders and the other persons specified in the Cooperation Agreement from claims arising at any time prior to and including the effective date of the Cooperation Agreement in connection with the Demand Letter, the Annual General Meeting, the Special Tender Offer, the Cooperation Agreement and related matters.

The mutual waiver and release does not include rights or claims to enforce the Cooperation Agreement and does not preclude claims against any person for fraud, gross negligence, malicious actions or willful misconduct.

Effectiveness of the Cooperation Agreement

The Cooperation Agreement, other than the provisions relating to the appointment of the Initial Shareholder Directors and the convening of the Meeting, and all rights and obligations under the Cooperation Agreement are subject to and conditioned upon shareholder approval of the Cooperation Agreement at the Meeting as contemplated by this Proposal No. 3. If shareholder approval is not obtained, the Cooperation Agreement, other than the provisions relating to the appointment of the Initial Shareholder Directors, will automatically terminate and be of no further force or effect, and no party will have any liability to any other party under the Cooperation Agreement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Annex A to this Proxy Statement and is incorporated herein by reference. Shareholders are urged to read the Cooperation Agreement in its entirety.

Proposed Resolution

The Cooperation Agreement Proposal is submitted for shareholder approval following review and approval by our audit committee (which determined it to be an extraordinary transaction), and our Board both unanimously approved the proposal and recommended that you vote in favor of it. At the Meeting, we will ask shareholders to adopt the following resolution:

“RESOLVED, that, the Cooperation Agreement, dated as of October 6, 2026, by and among the Shareholders and the Company, including the mutual waiver and release set forth therein, be, and hereby is, approved in all respects.”

Required Vote

Subject to the description under Vote Required for Approval of the Proposals, the approval of the Cooperation Agreement pursuant to this Proposal No. 3 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on this Proposal No. 3, excluding abstentions and broker non-votes.

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the approval of the Cooperation Agreement.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the Securities and Exchange Commission, or the SEC. This Proxy Statement and the proxy card with respect to the proposal to be voted upon at the Meeting are attached as exhibits to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the MAGNA website of the ISA, at www.magna.isa.gov.il, and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors, /s/ Ofer Haviv Mr. Ofer Haviv Chief Executive Officer

Dated: October 6, 2026

EVOGENE LTD.

13 Gad Feinstein St., Park Rehovot

Rehovot 7638517, Israel

Annex A

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) dated as of October 6, 2026, is by and among L.I.A. Pure Capital Ltd. (“Pure Capital”) and Invest Pro Shukai Hon Ltd. (“Invest Pro” and together with Pure Capital, the “Shareholders”), on the one hand, and Evogene Ltd. (the “Company”), on the other hand.

WHEREAS, (a) Pure Capital beneficially owns (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) 2,557,488 ordinary shares, par value NIS 0.20 per share, of the Company (the “Ordinary Shares”), which represent approximately 14.16% of the issued and outstanding Ordinary Shares; and (b) Invest Pro beneficially owns (pursuant to Rule 13d-3 promulgated under the Exchange Act) 500,000 Ordinary Shares, which represent approximately 2.76% of the issued and outstanding Ordinary Shares; and (c) together, the Shareholders beneficially own 3,057,488 Ordinary Shares (collectively, the “Shareholder Shares”), which represent approximately 16.93% of the issued and outstanding Ordinary Shares, in each case based on 18,053,071 Ordinary Shares outstanding as of October 5, 2026, as reported by the Company; and

WHEREAS, on July 10, 2026, the Shareholders delivered to the Company a demand letter (the “Demand Letter”) demanding that the Company convene a special general meeting of shareholders to consider, among other matters, the removal of certain directors and the election of director nominees designated by the Shareholders; and

WHEREAS, on July 31, 2026 the Company published an invitation to its annual shareholders meeting (the “AGM”) and on September 4, 2026, the AGM was held; and

WHEREAS, following the AGM, the Company received an additional letter from the Shareholders setting forth additional claims and allegations, which are denied by the Company (together with the Demand Letter and any other claims, allegations, demands or communications, whether oral or written, made by either party or any person acting on its behalf in connection with the AGM, this Agreement or the matters contemplated hereby, the “Claims”); and

WHEREAS, thereafter, the Company and the Shareholders commenced negotiations and discussions regarding ways to protect and advance the interests of the Company and its shareholders, including through certain changes to the composition of the Company’s Board of Directors (the “Board”), the continued promotion of the Company’s current business and other related matters, and, in the course of such negotiations and discussions, the Shareholders discussed with certain members of the Board potential plans to support the Company’s intended strategic and operational objectives, which the Shareholders undertake to implement in good faith and to the extent they have the capability to do so, and such efforts shall reasonably continue once the new members nominated by the Shareholders join the Board as set forth below taking into account the business environment and other circumstances; and

WHEREAS, following such negotiations and discussions, and without any admission by any party of any Claim, allegation, liability or responsibility, the parties have reached the agreements set forth herein in order to resolve fully, finally, irrevocably and conclusively all Claims, including through the mutual waivers and releases set forth in Section 7, and to afford the Company the opportunity to continue its current business and avoid a costly and prolonged legal process that may be detrimental to the Company and its shareholders;

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Board Matters; Continuation of Current Business.

(a) Director Resignations. Prior to the execution of this Agreement, Dr. Yael Margolin and Mr. Yoshinori Oikawa (the “Departing Directors”) have resigned from the Board of Directors of the Company (the “Board”), from all committees thereof and from all positions with the Company and any of its subsidiaries. Following such resignations, the Board shall consist of five (5) members, being Mr. Nir Nimrodi, Mr. Ofer Haviv and Mr. Leon Y. Recanati (the “Continuing Directors”), and Mr. Dan Falk and Dr. Adrian Percy (the “Replaced Directors” and, together with the Departing Directors, the “Outgoing Directors”). The Continuing Directors will remain on the Board for a transition period currently expected to be up to six months, unless otherwise agreed by the Board in consultation with the Shareholders. Following such transition period, in the event that each of the Continuing Directors shall not have tendered his resignation from the Board, the Board may convene a shareholders meeting to remove each such Continuing Directors (either by proposing to the shareholders to approve a resolution to remove such directors or proposing to the shareholders to elect a slate of directors that do not include the Continuing Directors). In addition, on the Effective Date the Company shall provide to the Shareholders, true and correct copies of resignation letters of each of the Replaced Directors, which resignation shall be contingent only upon the adoption by the Company's shareholders of the proposal set forth in Section 1(c)(ii) below (the "Resignation Letters").

(b) Appointment of Initial Shareholder Directors. Concurrently with the execution of this Agreement (the “Effective Date”), the remaining members of the Board shall appoint, pursuant to Section 19.6 of the Company’s Amended and Restated Articles of Association (the “Articles”), as of the Effective Date, Dr. Adi Zuluf-Shani and Mr. Oz Adler (the “Initial Shareholder Directors”), as nominees of the Shareholders, to serve as members of the Board until the General Meeting (as defined below), at which time they shall stand for election by the shareholders pursuant to Section 1(c)(iii) below. Following such appointments, the Board shall consist of seven (7) members.

(c) General Meeting; Shareholder Approval. Promptly following the execution of this Agreement, but not later than seven (7) days following the Effective Date, the Company shall convene a general meeting of its shareholders (the “General Meeting”), which shall be held no later than forty two (42) days following the date hereof (subject to any adjournments). The proxy statement for the General Meeting shall include only the following items for shareholder approval and shall be substantially in the form attached hereto as Exhibit A:

(i) approval of this Agreement (including the mutual waiver and release set forth in Section 7 and the mutual non-disparagement covenants set forth in Section 4 and excluding, specifically, Section 1(b) which shall remain in full force and effect); and

(ii) subject to and conditioned upon the approval of item (i) above, the election of Mr. Itay Maroz and Shahar Zadok (the “Additional Shareholder Directors”), as nominees of the Shareholders, to serve as members of the Board in place of the Replaced Directors whose Resignation Letters shall become effective upon the approval of this item (ii), which election shall require approval by a simple majority of the votes cast at the General Meeting; and

(iii) pursuant to item 1(b) above, the election of the Initial Shareholder Directors, as nominees of the Shareholders, to continue serving as members of the Board, which election shall require approval by a simple majority of the votes cast at the General Meeting. If such election is not approved, the Initial Shareholder Directors shall cease to serve as members of the Board effective as of the conclusion of the General Meeting.

(d) Conditionality. Notwithstanding Section 9 below, this Agreement (other than Sections 1(b) and 1(c) which shall remain in full force and effect) and all rights and obligations hereunder, shall be subject to and conditioned upon the approval of this Agreement by the shareholders of the Company at the General Meeting as set forth in Section 1(c)(i) above, and therefore, if such shareholder approval is not obtained, this Agreement, other than Section 1(b) which shall remain in full force and effect (subject to approval of the election of the Initial Directors at the General Meeting), shall automatically terminate and be of no further force or effect, and no party shall have any liability to any other party hereunder.

(e) Effect of Shareholder Approval. Upon approval of this Agreement by the shareholders of the Company at the General Meeting as set forth in Section 1(c)(i), subject to the election of the Additional Shareholder Directors as set forth in Section 1(c)(ii), and subject to the election of the Initial Shareholder Directors as set forth in Section 1(c)(iii), the Board shall consist of seven (7) members, being the three (3) remaining directors following the resignation of (1) the Departing Directors and (2) the Replaced Directors, the two (2) Initial Shareholder Directors elected at the General Meeting (if elected), and the two (2) Additional Shareholder Directors elected at the General Meeting.

(f) The parties acknowledge that the foregoing provisions are intended to accommodate and facilitate (i) an appropriate transition among the members of the Board, which is necessary to ensure ongoing guidance and supervision of the Company and its business by the Board and (ii) the continued operation of the current business of the Company.

(g) The Shareholders undertake, in their capacity as shareholders, to use reasonable efforts (including, as applicable, by applying their voting rights) to accommodate and advance the continued operation of the Company’s current business.

(h) Standstill. Concurrently with the execution of this Agreement the Shareholders shall withdraw their September 8, 2026 letter titled 'Evogene – Special Tender Offer' with respect to their intention to commence a special tender offer (the "Special Tender Offer") and during a period of sixty (60) days after the Effective Date will not take any action to commence the Special Tender Offer or any other special tender offer. However, nothing in this Agreement shall limit the Shareholders' right to acquire Company's shares.

The Company shall not, and cause its agents not to, issue any ordinary shares of the Company or securities convertible into ordinary shares of the Company (including not through its ATM facility) during a period of sixty (60) days after the Effective Date, other than issuance of securities to its employees in the ordinary course of business and in line with prior business practice.

Subject to the above in this Section 1(h), each party agrees that, during the term of this Agreement, it shall not, and shall cause its affiliates and representatives not to, directly or indirectly, take any action intended to, or that would reasonably be expected to, circumvent, nullify or undermine the intent and purpose of this Agreement; provided, however, that the foregoing shall not restrict the Board from acting in accordance with its fiduciary duties under applicable law; provided, further, that, for the avoidance of doubt, nothing in this Section 1(h), including when read together with Section 1(g), shall be construed to obligate any of the Shareholders to vote for or against any proposal at the General Meeting. The Shareholders undertake not to take any action aimed at amending, postponing, or modifying the proxy materials relating to the General Meeting as long as no other shareholder takes such action.

2. Representations.

(a) Pure Capital represents and warrants to the Company as follows: (a) Pure Capital is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Pure Capital, constitutes a valid and binding obligation and agreement of Pure Capital and is enforceable against Pure Capital in accordance with its terms; (c) as of the date hereof, Pure Capital, together with its affiliates, beneficially owns, directly or indirectly, an aggregate of 2,557,488 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by Pure Capital or its affiliates or in which Pure Capital or its affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) neither it nor any of its affiliates has paid or will pay any compensation to any of the Initial Shareholder Directors or the Additional Shareholder Directors in connection with such person’s service on the Board or any committee thereof.

(b) Invest Pro represents and warrants to the Company as follows: (a) Invest Pro is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Invest Pro and constitutes a valid and binding obligation of Invest Pro and is enforceable against Invest Pro in accordance with its terms; (c) as of the date hereof, Invest Pro beneficially owns, directly or indirectly, an aggregate of 500,000 Ordinary Shares and such Ordinary Shares constitute all of the Ordinary Shares beneficially owned by Invest Pro or its affiliates or in which Invest Pro or its affiliates have any interest or right to acquire or vote, whether through derivative securities, voting agreements or otherwise; and (d) neither it nor any of its affiliates has paid or will pay any compensation to any of the Initial Shareholder Directors or the Additional Shareholder Directors in connection with such person’s service on the Board or any committee thereof.

(c) The Company represents and warrants to the Shareholders as follows: (a) the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms; and (c) the Board has unanimously approved this Agreement, including the appointment of the Initial Shareholder Directors to the Board.

3. Public Announcement.

(a) The Shareholders and the Company shall announce this Agreement by means of a joint press release in the form mutually agreed by the parties (the “Press Release”), attached hereto as Exhibit B, as soon as practicable following the execution and delivery of this Agreement, but in no event later than two (2) business days following the date hereof.

(b) The parties shall mutually agree to a summary description of this Agreement which shall be used to describe this Agreement in the Company’s Form 6-K and the Shareholders’ amendment to their existing Schedule 13D (which shall be filed following or concurrently with the Press Release). The Company acknowledges that the Shareholders are required to file such amendment to Schedule 13D no later than two (2) business days after the date hereof. The Company shall provide the Shareholders with a reasonable opportunity to review and comment upon the Form 6-K prior to filing, and shall consider in good faith any changes proposed by the Shareholders. None of the parties hereto, or their affiliates, shall make any public statement regarding the subject matter of this Agreement prior to the issuance of the mutually agreed-upon Press Release.

(c) The Company shall issue a proxy statement convening a general meeting of the shareholders of the Company no later than seven (7) days following the date hereof in substantially the form attached hereto as Exhibit A.

4. Mutual Non-Disparagement. Each of the parties covenants and agrees that neither it nor any of its respective subsidiaries, controlled affiliates, officers, directors, or legal and other advisors shall in any way, publicly (including on any media, including social media) criticize, disparage, call into disrepute, or otherwise defame or slander the Company, the Shareholders, the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors, the Additional Shareholder Directors, or any of the foregoing parties’ respective subsidiaries, affiliates, successors, assigns, officers (including any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders and legal and other advisors, in any manner that could reasonably be expected to damage the business, goodwill or reputation of such party. The restrictions in this Section 4 shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from which information is sought, in each case solely to the extent required, or (ii) to any disclosure that such party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit any party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder. The limitations set forth in this Section 4 shall not prevent any party from responding to any public statement made by another party of the nature described in this Section 4 if such statement by the other party was made in breach of this Agreement.

5. Miscellaneous. The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the competent court in the District of Tel Aviv, Israel. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the competent court in the District of Tel Aviv, Israel in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than such competent court in the District of Tel Aviv, Israel, and (d) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address set forth in Section 10 hereof or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF ISRAEL APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

6. Entire Agreement. This Agreement, along with Exhibit A and the Press Release and Form 6-K referred to in Section 3(b) above, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

7. Waiver and Release. (a) As of the Effective Date, each of the Shareholders, severally, hereby irrevocably and unconditionally waives, releases, acquits and forever discharges the Company and its affiliates, each of their officers, directors, employees, agents, representatives and lawyers, and each of the Departing Directors, the Continuing Directors and the Replaced Directors, from and against any and all known or unknown claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the time the General Meeting takes place in connection with the Demand Letter, the AGM, the Special Tender Offer, this Agreement and any matter referred, relating or ancillary thereto, including any and all claims in connection with each Departing Director’s, Continuing Director’s or Replaced Director's service as a director of the Company; (b) as of the Effective Date, the Company hereby irrevocably and unconditionally waives, releases, acquits and forever discharges the Shareholders, and each of their respective affiliates, officers, directors, employees, agents and representatives, from and against any and all claims, demands, causes of action, suits, liabilities, losses, damages, costs and expenses of every kind or nature, arising at any time prior to and including the Effective Date in connection with the Demand Letter, the AGM, the Special Tender Offer, this Agreement and any matter referred, relating or ancillary thereto. This waiver and release is final to the fullest extent permitted by law; each party expressly waives any and all rights under any applicable law that would otherwise limit this waiver and release. For the avoidance of doubt, the foregoing shall not include any rights or claims to enforce this Agreement. It is clarified that the release set forth herein shall not preclude the parties from bringing any claim against any person for any fraud, gross negligence, malicious actions or willful misconduct.

8. Amendment. This Agreement may be amended only by an agreement in writing executed by the parties hereto (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company), and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company). No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. Notwithstanding the foregoing, none of the rights of any person listed under Section 7 as benefiting from the waiver and release set forth therein may be amended, cancelled or otherwise affected without the advance written approval of such person.

9. Termination. Subject to Section 1(d) above, this Agreement shall remain in full force and effect until the earlier of (a) the mutual written agreement of the parties to terminate this Agreement, (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will need to sign such agreement in writing on behalf of the Company), (b) the material breach by a party of any of its obligations hereunder that remains uncured for three (3) days following written notice thereof by the non-breaching party, or (c) the failure to obtain shareholder approval of the items set forth in Section 1(c) within 60 days after the Effective Date; provided that the provisions of Sections 5 and 6 (and of Section 7, other than with respect to any person listed thereunder as benefiting from the waiver and release set forth therein who breaches any term of this Agreement) shall survive such termination; further provided, that any party to this Agreement may bring an action following such termination alleging a material breach of this Agreement occurring prior to such termination (it being understood that as long as at least one Continuing Director serves on the Company's Board, one of the Continuing Directors will have such right with respect to the Company).

10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel
Attention: Chief Executive Officer

With a copy (which shall not constitute notice) to:

Meitar | Law Offices

16 Abba Hillel Silver Rd.

Ramat Gan 5250608, Israel

Attention: Mike Rimon, Adv., Elad Ziv, Adv.

if to Pure Capital:

L.I.A. Pure Capital Ltd.
20 Raoul Wallenberg St.
Tel Aviv 6971916, Israel
Attention: Kfir Silberman

if to Invest Pro:

Invest Pro Shukai Hon Ltd.

2 Rothschild Boulevard
Tel Aviv 6688102, Israel

Attention: Ron Yair Peled

In both cases, with a copy (which shall not constitute notice) to:

Gornitzky & Co.

20 Haharash Street

Tel-Aviv 6761310, Israel

Attention: Shy Baranov, Adv.

11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

12. Counterparts. This Agreement may be executed in two or more counterparts either manually or by electronic or digital signature (including by email transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

13. No Third Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the parties hereto, the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors and the Additional Shareholder Directors (and, solely with respect to Section 7 hereof, any person listed thereunder as benefiting from the waiver and release set forth therein) and is not binding upon or enforceable by any other persons. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Except with respect to the Departing Directors, the Continuing Directors, the Replaced Directors, the Initial Shareholder Directors, the Additional Shareholder Directors and, solely with respect to Section 7 hereof, any person listed thereunder as benefiting from the waiver and release set forth therein, nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

14. Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

[SIGNATURES PAGE FOLLOWS]

SHAREHOLDERS: L.I.A. Pure Capital Ltd. By: ___________________ Name: Kfir Silberman Title: Chairman and Chief Executive Officer

Invest Pro Shukai Hon Ltd. By: ___________________ Name: Eli Zamir Title: Director

COMPANY:
Evogene Ltd. By: ___________________ Name: _________________ Title: _______________

EXHIBIT A

Form of Proxy Statement

EXHIBIT B

Form of Press Release